

April 7, 2014

Via E-mail
Robert A. Berman
President and Chief Executive Officer
CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

>   **Re: CopyTele, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 7, 2014**
>   **File No. 333-193826**
>   **Registration Statement on Form S-3**
>   **Filed February 11, 2014**
>   **File No. 333-193869**

Dear Mr. Berman:

We have reviewed your response letter dated March 28, 2014 and have the following comment.

<u>General</u>

1.   We note your response to our oral comment issued March 28, 2014 that you believe that Mars Overseas Limited is not an affiliate of the company because, in part, the agreements do not "restrict, in any way, either party's ability to conduct its business operations." However, this appears inconsistent with the agreement between CopyTele and an affiliate of Mars Overseas Limited, Videocon, limiting the granting of the licensing of your technology without the consent of Videocon. It appears that the agreement provides Videocon and Mars Overseas Limited a certain level of control over your business. Further, it is unclear whether you have historically and consistently included the shares held by Mars Overseas Limited in calculating your public float since 2007. Please provide further analysis why you believe that Mars Overseas Limited, the largest shareholder of the company holding 9.5% of the total shares, is not an affiliate under Rule 405 of the Securities Act such that you are eligible to register these transactions on Form S-3. Alternatively, withdraw the filing and register the transaction on the appropriate registration statement form.

Please contact Mitchell Austin, Attorney-Adviser, at (202) 551-3574 or me at (202) 551-3453 with any questions. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: <u>Via E-mail</u>
Sarah E. Williams, Esq.
Ellenoff Grossman & Schole LLP